

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 5, 2009

Frank B. Manning
President
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

> **RE:** **Zoom Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2009**
> **File No. 000-18672**

Dear Mr. Manning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that upon closing of the acquisition, Zoom intends to issue a dividend consisting of 100% of the issued and outstanding capital stock of Zoom Telephonics to its stockholders of record immediately prior to the closing (i.e., the spin-off). We also note that you have not filed a registration statement related to the securities to be issued in this spin-off. In your response letter, please provide

your legal analysis as to how the spin-off meets the conditions for safe harbor from Securities Act registration described in Question and Answer No. 4 of Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

In your analysis, please address whether you intend to register the spun-off securities under the Exchange Act. In this regard, we note that Section 3.5(a) of the Separation and Distribution Agreement (attached as Annex B to your proxy statement) provides that a Form 10 registration statement shall be effective prior to the obligation of the parties to consummate the distribution.

2. We note that TCB Digital has posted on its website a press release and a summary term sheet related to your proxy solicitation. These materials appear to be posted under circumstances reasonably calculated to result in the procurement, withholding, or revocation of a proxy. See the definition of "solicitation" in Rule 14a-1(l). We also note that TCB Digital is not listed as a participant in your preliminary proxy materials. Refer to the definition of "participant" in Instruction 3 to Item 4 of Schedule 14A. In your response, please provide us with your analysis as to how TCB Digital has complied with Rule 14a-12 with respect to these materials. Also, provide your analysis with respect to whether you believe TCB Digital is a "participant" in your solicitation. We may have further comments.

Summary of the Material Terms of the Transaction, page 4

3. So that shareholders can know the total dollar amount of the consideration paid, when disclosing the number of shares to be issued, please also include the aggregate dollar value of such shares based on the closing market price of your common stock as of the latest practicable date.

Questions and Answers About the Acquisition and the Zoom Special Meeting, page 6

4. Please add a question and answer in this section that addresses what will happen to Zoom Technologies, Inc. in the event a majority of your shareholders disapprove of the acquisition proposal. For example, discuss whether any financial penalties will be incurred, whether there are plans to re-solicit shareholder approval, etc.

How much of Zoom will existing Zoom stockholders own after the acquisition?, page 7

5. We note that the "NASDAQ Additional Consideration Shares" would not be issuable if Gold Lion's net income after tax is less than $2.7 million for the year ended December 31, 2008 or if Gold Lion does not deliver to Zoom Technologies its final audited financial statements for the years ended December 31, 2008 and 2007 on or before May 12, 2009. Since this date has now passed, please update your disclosure, as appropriate.

The Acquisition Proposal, page 57

Background of the Acquisition, page 57

6.   In the third paragraph of this subsection, you state that Hina proceeded to explore "strategic alternatives" in China for Zoom. Provide an expanded discussion of the degree to which management of Zoom considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. For example, disclose the approximate number of parties with whom Zoom's management had discussions and clarify the extent of the discussions, including whether Zoom received any preliminary indications of interest.

7.   Please expand this discussion to describe whether and how the material terms of the share exchange agreement changed throughout the course of negotiations. Provide more insight into the negotiations that led to the ultimate amount and form of acquisition consideration, including the terms of the option payment.

8.   In the last paragraph of this subsection on page 58, please revise to explain why the transaction was restructured so that Zoom would acquire Gold Lion instead of Jiangsu Leimone.

Zoom's Reasons for the Acquisition and Recommendation of the Zoom Board, page 59

9.   Please significantly expand this section to include a more thorough discussion of what led the board to conclude that the amount and form of acquisition consideration was fair from a financial point of view. For example, how did the board determine that 4,225,219 shares was the appropriate consideration to pay for the 51.03% interest in TCB Digital? Also, why did the board decide to issue 90,000 shares of common stock to Gold Lion upon execution of the share exchange agreement?

Certain Relationships and Related Party Transactions, page 89

10.   It appears that your cross-reference in this section should be to Note 16 – Related Party Balance and Transactions, instead of Note 17. Please revise or advise.

11.   In your response letter, please confirm that you have disclosed all information required to be disclosed pursuant to Item 1005(b) of Regulation M-A relating to past contacts, transactions, or negotiations between the parties to the transaction and their affiliates. See Item 14(a)(7) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile at (866) 741-8182
        Ralph V. De Martino, Esq.
        (Cozen O'Connor)